

July 2, 2010

Via U.S. Mail and Facsimile (909) 839-5119

Hazel Chu
Chief Executive Officer
Mizati Luxury Alloy Wheels, Inc.
19929 Harrison Avenue
Walnut, CA 91789

> **Re: Mizati Luxury Alloy Wheels, Inc.**
> **Form 10**
> **Filed March 31, 2010**
> **File No. 000-53509**

Dear Ms. Chu:

We have reviewed your response to our letter dated April 29, 2010 and have the following additional comments.

<u>General</u>

1. Please note your Form 10 filed March 31, 2010 became automatically effective 60 days after filing, or on May 30, 2010. Upon effectiveness, you became subject to the reporting requirements of the Securities Exchange Act of 1934, even though we have not cleared comments. Please note that you should file quarterly and annual results in accordance with the timetables set forth in the Securities Exchange Act of 1934 on Forms 10-Q and 10-K, as appropriate.

2. Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note that, as addressed specifically in our comments below, several of your responses indicate that you have revised your document; however, it appears the proposed revisions were omitted from the final version you filed on EGDAR.

<u>Description of Business, page 3</u>

3. We note your response to our prior comment 3 and reissue in part. Please revise the third full sentence to state that you "hope" to expand your network with China and elsewhere as you do not currently have arrangements to do so.

4. We note your response to our prior comment 4 and reissue as we are unable to locate the revised disclosure in your amendment.

Products, page 4

5. We note your response to prior comment 6 and reissue as we are unable to locate the revised disclosure.

Distribution, page 5

6. We note your response to our prior comment 7 and reissue as we are unable to locate the revised disclosure. Include this disclosure here and in your MD&A section.

7. We note your response to our prior comment 8 and reissue in part; the second sentence of your proposed revision was not incorporated into the amendment.

8. We note your response to our prior comment 9. Revise the sixth sentence of the second paragraph to disclose that you "hope" to have an outside sales force as your response to our comment implies this is currently an aspirational goal.

9. Also, disclose that you may not be able to implement an "aggressive" commission system unless your customers are willing to pay more for your products to cover the cost. We note in this regard your disclosure in the MD&A section.

Trademark/Brand Recognition, page 5

10. Please update your discussion in the last three sentences of this paragraph.

Liquidity and Capital Resources, page 10

11. Discuss here the funds necessary and sources to satisfy your obligations under the legal settlements discussed on page 18.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the years Ended December 31, 2009 and 2008

Selling, General, and Administrative Expenses, page 12

12. Please tell us how you recorded $0 property taxes in 2009 versus $15,146 in 2008.

Liquidity and Capital Resources, page 13

13. We note your response to our previous comment 13. Please tell us how, if your original estimate of useful life of fixed assets is correct, you expect no increase in repair costs over the next few years given the fact that you do not expect to replace these fully

depreciated assets in the near term.   Please also address in your response why you believe your original estimates were correct.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

14. Please revise to present ownership information as of the most recent practicable date.

Item 8. Legal Proceedings, page 17

15. Please revise the discussion of the Mission BP, LLC action to clarify whether you have actually made the required settlement payments as of the most recent practicable date.

Item 9. Market for Common Equity, page 18

16. We note your response to prior comment 15. Revise to include this number in your Form 10.   In your revised disclosure, please refrain from referring to the shares as "free-trading." See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

Item 10. Recent Sales of Unregistered Securities, page 19

17. We note your response to prior comment 16 and reissue. File the agreement as an exhibit to your next amended registration statement.

Financial Statements

Unaudited Financial Statements

Note 2. Going Concern, page F-5

18. Refer to paragraph two of this note. The final five sentences in the paragraph appear to repeat the same disclosure contained in the first five sentences of the paragraph. Please revise or advise.

Note 6. Inventories, page F-11

19. We note that you have recorded a $44,618 "recovery of reserve for inventory valuation" as other operating income in the current quarter. Your accounting does not appear to comply with FASB ASC 330-10-35-14 or with SAB Topic 5BB. If you continue to believe that your methodology is appropriate, please explain it in further detail. In addition, please provide us with your basis in GAAP for your conclusion. We may have further comments upon review of your response.

Note 9. Lines of Credit, page F-12

20. We note that the terms of the loan from East West Bank were revised on February 17, 2010. If you were unable to comply with existing loan covenants, please disclose this fact in your footnote. In addition, please expand your MD&A disclosure (page 10) to describe the loan revision. The reasons for the revision should be explained as well. Finally, as the final loan payment is due August 31, 2010, please specifically address this fact in the going concern section of Liquidity and Capital Resources on page 11.

Audited Financial Statements

Statements of Operations, page F-4

21. Your response to our previous comment 17 and your presentation in Note 16 on page F-22 appears to indicate you planned to revise the presentation on the face of the statement of operations in accordance with our comment; however, your actual presentation here does not appear to have been modified. The related reference in the statement of cash flows requires revision as well. Please revise or advise.

22. Refer to our previous comments 20 and 21. The existence of intangible assets subject to amortization necessitates the performance of an impairment analysis as stated in FASB ASC 350-30-35-14 on both an annual basis and when events or circumstances indicate impairment may exist. The remaining useful lives of these assets should be evaluated each reporting period as well. Compliance with this guidance, regardless of quantitative impact, is qualitatively material and therefore necessary under SAB Topic 1M. Further, we would expect you to comply with your stated accounting policy. If you elect to recognize these patents and trademarks as assets at each balance sheet date, you must be able to demonstrate that the carrying amounts of these assets exceed their fair values. As such, we reissue our previous comments 20 and 21. Please provide us with a summary of the latest impairment analysis on intangible assets you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Please also compare the forecasted assumptions in the 2008 impairment analysis with your actual results through fiscal 2009. If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period. In addition, please provide us with, and consider expanding your disclosures in future filings to quantify, the percentage by which fair value exceeded carrying value as of the date of the most recent test

23. Please confirm to us that, when approval is received for the reverse split, you will retrospectively restate your financial statements to give effect to the reverse split in accordance with SAB Topic 4C.

Note 9. Lines of Credit, page F-13

24. Refer to our previous comment 22. Please expand your disclosures to address interest payable currently and to explain how it is computed. In this regard, your footnote states that interest is payable monthly "until March 2008." Please revise to clarify how interest is computed subsequent to that date. We assume that you continue to pay it each month.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Amy M. Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director